EXHIBIT 99.6

NASD OTCBB: CTVH August 14, 2002

REPRICING OF SHARE PURCHASE WARRANTS

The Board of Directors of China NetTV Holdings ("the Company") announces that the Company has reduced the exercise price of the Series "A" Share Purchase Warrants (3.2 million) from $0.60 to $0.10 and extended the terms of the Series "A" Share Purchase Warrants outstanding (3.2 million) for two years to the earlier of:

(i) August 15, 2004; and

(ii) The 90th day after the day on which the weighted average trading price of the Company's shares exceed $0.13 per share for 10 consecutive trading days.

Upon exercise of the Purchase Warrant at $0.10, the holder will receive one Common Share of the Company and an Additional Warrant exercisable at $0.15. The term of the Additional warrant will be adjusted accordingly to expire one year after the occurrence of either (i) or (ii) as described above. The Share Purchase Warrants were originally issued in a private placement commencing in July 2000.

Any forward-looking statement in this press release is made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, economic and political factors, technological developments and changes in international and local markets, as well as the inherent risks of the technology related business.

ON BEHALF OF THE BOARD OF DIRECTORS OF CHINA NETTV HOLDINGS INC.

"Signed"
--------
Ernest Cheung, President
For further information, please contact: Ernest Cheung (604) 689-4407